Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RIT TECHNOLOGIES ANNOUNCES 2014 ANNUAL GENERAL MEETING

Tel Aviv, Israel – May 20, 2014 – RiT Technologies (NASDAQ: RITT), today announced that its 2014 Annual General Meeting of Shareholders will be held on Wednesday, June 25, 2014 at 10:00 a.m. Israel time (3:00 a.m. ET), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

The record date for the meeting is May 22, 2014. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the annual general meeting is as follows:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2014; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services;

3.	To approve the terms of compensation of our Chief Executive Officer;

4.	To approve the severance terms of our previous Chief Executive Officer;

5.	To approve the nomination and terms of compensation of our new VP Operations, an employee who is related to the Company’s controlling shareholder;

6.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2013; and

7.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

For additional information please refer to the above referenced proxy statement.

About RiT Technologies

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT.

For more information, please visit our website: www.rittech.com

COMPANY CONTACT:
Elan Yaish
CFO
+972-77-270-7210
Elan.Yaish@rittech.com